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Exhibit 99.(a)(1)(R)

Dear TDC shareholder

We would still like to buy your shares

        Shareholders representing more than 85.5% of the share capital of TDC A/S had accepted the tender offer by Nordic Telephone Company of DKK 382 in cash per share 06.01h (Danish time) on January 12, 2006.

        We encourage all shareholders to accept the tender offer of DKK 382 in cash per share before closing of business of your bank on Thursday, 19 January 2006. Shareholders who have already accepted the tender offer are not required to take any further action.

        TDC's Board of Directors recommends that the shareholders accept our tender offer.

Acceptance of the tender offer

        A copy of the acceptance form can be downloaded for free at our website, www.nordictelephone.dk, or ordered from Nordea Bank Danmark by e-mail at prospectus@nordea.com or by fax at +45 33 33 51 38.

        In order to accept the tender offer, you should fill in and submit the acceptance form to your bank or stockbroker in due time before closing of business of your bank on Thursday, 19 January 2006 as our tender offer will expire on 20 January 2006 at 06:01 am (Danish time), unless it is extended.

        Queries should be directed to your custodian institution or to Nordea Bank Danmark, tel. +45 33 33 50 92 (settlement issues only).

Nordic Telephone Company ApS

         NTC may extend the offer period one or more times in accordance with applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof applicable to the tender offer. Notification of any such extension will be announced by NTC through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire in accordance with applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof.

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  Exhibit 99.(a)(1)(R)
Nordic Telephone Company ApS